December 17, 2024

Bret Richter
Chief Financial Officer
Ziff Davis, Inc.
114 5th Avenue
New York, NY 10011

        Re: Ziff Davis, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 000-25965
Dear Bret Richter:

        We have reviewed your November 14, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 24, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 18. Segment Information, page 107

1. We note from our December 17, 2024 conversation with the company, your current operating and reporting segments will change in the fourth quarter of fiscal 2024. You further indicated that you intend to aggregate three of your new operating segments into one reportable segment. Please provide us with an analysis that explains, in detail, how you determined your revised operating segments meet the aggregation criteria in
       ASC 280-10-50-11.
 December 17, 2024
Page 2
Form 10-Q for the Quarterly Period Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 35

2. We note that you impaired goodwill in two of your reporting units during the three and nine months ended September 30, 2024, such that there was no excess of fair value over the carrying value for such reporting units. We also note at September 30,
       2024, there was one additional reporting unit within the Digital Media reportable segment that may be at risk of impairment. Please revise to disclose the amount of goodwill allocated to the at-risk reporting unit and the percentage by which the fair value exceeded carrying value as of the most recent evaluation.

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jeremy Rossen